September 6, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	DGOC Series 28, L.P.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed August 11, 2017
File No. 0-55816

Dear Mr. Schwall:

On behalf of DGOC Series 28, L.P., a Delaware limited partnership (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 24, 2017, relating to Amendment No. 1 to the Registration Statement on Form 10-12G of the Company (the “Amended Form 10”) filed with the Commission on August 11, 2017. We are concurrently filing via EDGAR Amendment No.2 to the Registration Statement on Form 10-12G (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Information Statement filed as Exhibit 99.1

Description of Our Common Units, page 53

1.	Please revise your disclosure to reflect that the subordination period is based on your production as well as the production of the other wells held by Atlas Series 28-2010, and that the subordination period expired September 2016. In this regard, we note the disclosure in Section 5.01(b)(4)(a) of your Certificate and Agreement of Limited Partnership and Note 3 to Atlas Series 28-2010’s Form 10-Q for the quarterly period ended March 31, 2017.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the Draft Amendment in response to the Staff’s comment.

Notes to Financial Statements

Note 10-Supplemental Gas Information (Unaudited), page F-18

Standardized Measure of Discounted Future Cash Flows, page F-20

2.	The reserve reports for the periods ending December 31, 2016 and 2015, filed as Exhibits 99.2 and 99.3, respectively, appear to include language indicating that no abandonment costs were included in the economic parameters used in the preparation of the estimates presented in the reserve reports. However, disclosure provided on page F-20 appears to indicate that the standardized measure does include the effect on cash flows from the settlement of asset retirement obligations relating to the Partnership’s properties. Tell us the amounts of future abandonment costs included in the standardized measure and the reasons for differences between your disclosure and the third party engineer’s reports.

If such costs have been omitted for the periods ending December 31, 2016 and 2015, please tell us why a revision in the calculation of the standardized measure is not necessary. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

The Company acknowledges the Staff’s comment and has filed with the Draft Amendment revised reserve reports (the “Reserve Reports”) for the periods ended December 31, 2016 and 2015, as Exhibits 99.2 and 99.3, respectively. The Company advises the Staff that the Reserve Reports were revised to update the language regarding the exclusion of abandonment costs.

The Company further advises the Staff that the combined standardized measure of future abandonment costs for these wells totaled $17,032 for each of the periods ended December 31, 2016 and 2015.

Unaudited Condensed Financial Statements, page F-21

3.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and the Draft Amendment includes interim financial statements for the six-month period ended June 30, 2017 in accordance with Rule 8-08 of Regulation S-X.

Exhibits

4.	Please file all schedules or similar attachments to the agreements filed as Exhibits 3.2, 10.4, and 10.5. In addition, with respect to Exhibits 2.1, 2.2, 2.3, 2.4, and 2.5, please file lists that briefly identify the contents of all omitted schedules or similar attachments, or confirm that the filed agreements identify all contents of each omitted schedule or similar attachment. Please also include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed with the Draft Amendment all schedules or similar attachments to the agreements filed as Exhibits 3.2, 10.4 and 10.5. The Company further confirms for the Staff that Exhibits 2.1, 2.2, 2.3, 2.4 and 2.5 each identify all contents of each omitted schedule or similar attachment to those Exhibits. The Company has also included an agreement in the Draft Amendment to furnish supplementally to the Commission a copy of any omitted schedule upon request.

*     *     *     *     *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jeffrey M. Slotterback
Jeffrey M. Slotterback Chief Financial Officer of Atlas Resources, LLC, the general partner of DGOC Series 28, L.P.

cc:	Mark Rosenstein, Esquire
Ledgewood, PC

John Hodgin
Joseph Klinko
Karl Hiller
Parhaum J. Hamidi
Karina V. Dorin
Securities and Exchange Commission

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